Your Great American Insurance Policy



Fidelity / Crime Division

CrimeInsurance.com

There are over **3,000** property and casualty insurance companies in the United States.

Only **50** are included on the Ward's 50 List for safety, consistency and performance.

Only **5** have been rated "A" or better by A.M. Best for over 100 years.

Only **2** are on both lists.

Great American Insurance Company is **1** of the two.

The numbers tell the story.



GreatAmericanInsuranceGroup.com

Source: Ward Group®, 2014 Ward's 50 Property and Casualty Companies, and A.M. Best®. Great American Insurance Company is rated "A+"(Superior) by A.M. Best® as of February 21, 2014. 0790FIC-A (4/14)



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

IMPORTANT INFORMATION TO POLICYHOLDERS
CALIFORNIA

TO OBTAIN INFORMATION OR TO MAKE A COMPLAINT

In the event you need to contact someone about this Policy for any reason please contact your agent. If you have additional questions, you may contact the insurance company issuing this Policy at the following address and telephone number:

> Great American Insurance Group
> Administrative Offices
> 301 East 4th Street
> Cincinnati, OH 45202

Or you may call the toll-free telephone number for information or to make a complaint at:

1-800-972-3008

If you have a problem with your insurance company, its agent or representative that has not been resolved to your satisfaction, please call or write to the Department of Insurance.

> California Department of Insurance
> Consumer Services Division
> 300 South Spring Street, South Tower
> Los Angeles, California 90013
>
> 1-800-927-4357
> 213-897-8921 (if calling from within the Los Angeles area)
> 1-800-482-4833 (TDD Number)

Written correspondence is preferable so that a record of your inquiry can be maintained. When contacting your agent, company or the Bureau of Insurance, have your Policy Number available.

ATTACH THIS NOTICE TO YOUR POLICY

This notice is for information only and does not become a part or condition of the attached document.

SDM-705 (Ed. 11/08)



GREATAMERICAN.
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to May, 2011

Bond No.   FS 3792905 10 00

GREAT AMERICAN INSURANCE COMPANY
(Herein called Underwriter)

DECLARATIONS

Item 1.   Name of Insured (herein called Insured):
Special Value Continuation
Partners, LP

Principal Address:
2951 28th Street, Suite 1000
Santa Monica, CA 90405

Item 2.   Bond Period: from 12:01 a.m. on 08/31/2015   to 12:01 a.m. on 08/31/2016
                        (month, day, year)   (month, day, year)

Item 3.   The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be
 Not Applicable

Item 4.   Subject to Sections **4** and **12** hereof,
the Single Loss Limit of Liability applicable to each of Insuring Agreements **(A)**, **(B)**, **(C)** and **(F)** is
$ 5,500,000
and the single Loss Deductible applicable to each of Insuring Agreements **(A)**, **(B)**, **(C)** and **(F)** is
$ 50,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss
Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement **(D)** - **Forgery or Alternation**	$ 5,500,000	$ 50,000
Insuring Agreement **(E)** - **Securities**	$ 5,500,000	$ 50,000
Coverage on Partners or Members	$ Not Covered	$ N/A
Optional Insuring Agreements and Coverages:		
Audit Expense	$ 50,000	$ 10,000
Computer Systems Fraud	$ 5,500,000	$ 50,000
Stop Payment	$ 50,000	$ 10,000
Telefacsimile Transfer Fraud	$ 5,500,000	$ 50,000
Unauthorized Signatures	$ 50,000	$ 10,000

| Voice Initiated Transfer Fraud | $ | 5,500,000 | $ | 50,000 |

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise. See Form FI 88 01 (10/11).
Item 6.	The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section **12** is:
	$0
Item 7.	For the purposes of Insuring Agreement **B**, Property lodged or deposited in the following offices and premises is not covered:
	N/A
Item 8.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)
	FS 3792905 09
	Such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

Fidelity

(A) Loss resulting directly from dishonest or fraudulent acts committed by an employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1) to cause the Insured to sustain such loss; and

(2) to obtain an improper financial benefit for the Employee or another person entity. However, if some or all of the Insured's loss results directly or indirectly from:

(a) loans, that portion of the loss involving any loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500;

(b) trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

On Premises

(B) **(1)** Loss of items enumerated in the definition of Property resulting directly from:

    (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

    (b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered,

while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in item **7** of the Declarations.

    (2) Loss of or damage to

furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat,

provided that

    (a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

    (b) the loss is not caused by fire.

In Transit

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

    (1) Messenger, or

    (2) a Transportation Company and being transported in an armored motor vehicle, or

    (3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

        (a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

        (b) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

        (c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

Forgery or Alteration

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

(1) Negotiable Instrument (except an Evidence of Debt),

(2) Certificate of Deposit,

(3) Letter of Credit,

(4) Withdrawal Order,

(5) Receipt for the withdrawal of Property, or

(6) Instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which

(a) bears a handwritten signature which is a Forgery;or

(b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in **(1)** through **(6)** above by the Insured is a condition precedent to the Insured's having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

Securities

(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a) Certificated Security,

(b) Deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c) Certificate of Deposit; or

(d) Evidence of Debt,

which

(i) bears a handwritten signature and which is a Forgery, or

(ii) is altered, but only to the extent the Forgery or alteration causes the loss, or

(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in **(a)** through **(d)** above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in **(a)** through **(c)** above which is a Counterfeit, but only to the extend the Counterfeit causes the loss.

Actual physical possession of the items listed in **(a)** through **(d)** above by the Insured or its authorized representative is a condition precedent to the Insured's having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

Counterfeit Money

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

Nominees

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an insured and not named as an insured hereunder unless:

(1) such loss is sustained by a nominee organized by an insured for the purpose of handling certain of its business transactions and composed exclusively of its employees; and

(2) such insured is not a holding company.

If the conditions of **(1)** and **(2)** are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

Additional Offices or Employees - Consolidation, Merger or Purchase of Assets - Notice

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1) Has occurred or will occur in offices or premises,

(2) Has been caused or will be caused by an employee or employees of such institution , or

(3) Has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i) Give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii) Obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and

(iii) Upon obtaining such consent, pay to the Underwriter an additional premium.

Change of Ownership - Notice

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give written notice to the Underwriter, as soon as practicable but not later than within 30 days.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

Representation of Insured

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

Joint Insureds

E. Only the first Named Insured can submit a claim under this bond, and shall act for all insureds. Payment by the Underwriter to the first Named Insured of loss sustained by any insured shall fully release the Underwriter on account of such loss. If the first Named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first Named Insured. Knowledge possessed or discovery made by any insured shall constitute knowledge or discovery by all insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one insured.

Notice of Legal Proceedings
Against Insured - Election to Defend

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense of the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection **(a)** of Section **5.** of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections **(b)** and **(d)** of Section **5.** of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal

proceeding, and, subject to subsection **(e)** of Section **5.,** the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

Insured's Erisa Plans

G. If any employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are employees or former employees of the Insured, the Plan shall be deemed an insured under this bond for the purposes of Insuring Agreement **(A)** only and, in addition to all other terms and conditions of this bond, subject to the following:

    (1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

        (a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407**(d)(1)** of ERISA; or

        (b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds "employer securities" within the meaning of section 407**(d)(1)** of ERISA;

    (2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

    (3) if more than one Plan subject to ERISA is an insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

Definitions

Section **1.** As used in this bond:

(a) **Certificate of Deposit** means Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b) **Certificated Security** means a a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

    (1) represented by Written instrument issued in bearer or registered form;

    (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

    (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c) **Change in Control** means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) **Counterfeit** means Written imitation of an actual valid original which is intended to deceive and to be taken as the Original.

(e) **Electronic Data Processor** means a natural person, partnership, corporation or any other business organization with the Insured's Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) **Employee** means

   (1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and

   (i) whom the Insured directly compensates by wages, salaries or commissions, or

   (ii) who is compensated by an employment agency which is paid by the Insured for providing such person's services for work at or in the Insured's offices or premises covered hereunder;

   (2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph **(f)(1)** above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

   (3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

   (4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one employee for all the purposes of this bond, excepting, however, the employee termination provisions of Section **13**, and

   (5) a Partner or Member of the Insured, unless not covered as indicated in item **4** of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(h) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

   (1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

   (i) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

   (ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in **(h)(1)(ii)** preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

    (2) as respects limited partners or Members the value of such limited partners' or Members' investment in the Insured.

(i) **Forgery** means:

    (1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

    (2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j) **Guarantee** means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) **Letter of Credit** means Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) **Loan** means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by the which the Insured assumes an existing creditor relationship.

(m) **Member** means a natural person who has an ownership interest in a limited liability company.

(n) **Messenger** means an employee while in possession of the Insured's Property away from the Insured's premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original employee.

(o) **Money** means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) **Negotiable Instrument** means any writing:

    (1) signed by the maker or drawer; and

    (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

    (3) payable on demand or at a definite time; and

    (4) payable to order or bearer.

(q) **Original** means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

   (1) is a general partner of the Insured, or

   (2) is a limited partner and an employee (as defined in section **1(f)(1)** of the bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services.

(v) Withdrawal Order means a Written non-negotiable instrument, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

(w) Written means expressed through letters or marks placed upon paper and visible to the eye.

Exclusions

Section **2.** This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under **Insuring Agreements (A), (D)** or **(E);**

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in **Insuring Agreement (C),** and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity or chemical or biological contamination;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement **(A);**

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements **(A)**, or **(E);**

(f) loss resulting from any violation by the Insured or by any employee

   (1) of any law regulating: **(i)** the issuance, purchase or sale of securities, **(ii)** securities transactions upon any security exchanges or over the counter market, **(iii)** investment companies, or **(iv)** investment advisers, or

   (2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under **Insuring Agreements (A)** or **(B)(1)(a);**

(h) loss caused by an employee, except when covered under Insuring Agreement **(A)** or when covered under Insuring Agreement **(B)** or **(C)** and resulting directly from unintentional acts of the employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement **(A).**

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an employee under circumstances which result directly in a loss to the Insured covered by **Insuring Agreement (A).** For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended.

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, identification, cash management or other cards:

 (1) in obtaining credit or funds,

 (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

 (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

 whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement **(A)**;

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement **(A)**;

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

 (1) kidnapping,

 (2) payment of ransom,

 (3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

 (4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property,

 except when covered under Insuring Agreement **(A)**;

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, except when covered under Insuring Agreement **(A)**;

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement **(A)**;

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements **(A)**, **(D)**, **(E)** or **(F)**;

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements **(A)** or **(B)(2)**;

(r) loss of Property while

    (1) in the mail,

    (2) in the custody of any Transportation Company, unless covered under Insuring Agreement **(C)**, or

    (3) while located on the premises of any Messenger or Transportation Company,

    except when covered under Insuring Agreement **(A)**;

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

    (1) in establishing the existence of or amount of loss covered under this bond, or

    (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured's accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an insured who is not in collusion with such Employee, knows, or knew at anytime, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement **(A)**, against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

Discovery

Section **3.**

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

Limit of Liability

Section **4.**

Aggregate Limit Of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item **2** of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item **3** of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement **F** to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item **4** of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement **F,** resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in **(a)** and **(b)** preceding, caused by any person (whether an employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in **(a), (b)** or **(c)** preceding.

Notice/Proof - Legal Proceedings Against Underwriter

Section **5.**

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first Named Insured.

Valuation

Section **6.**

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement **(B)(2),** the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement **(B)(2).** The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement**(A).**

Assignment - Subrogation - Recovery - Cooperation

Section **7.**

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

Cooperation

Section **8.**

Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter's examination all pertinent records; and

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

Anti-Bundling

Section **9.**

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

Other Insurance or Indemnity

Section **10.**

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property, subject to Exclusion **(q)** or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

Covered Property

Section **11.**

This bond shall apply to loss of Property **(a)** owned by the Insured, **(b)** held by the Insured in any capacity, or **(c)** owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

Deductible Amount

Section **12.**

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section **4,** exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in item **6** of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

Termination or Cancelation

Section **13.**

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon the taking over of the Insured by another institution;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item **2** of the Declarations.

If there is a Change in Control of an insured other than the first Named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any employee or any partner, officer or employee of any Electronic Data Processor - **(a)** as soon as any insured, or any director, Partner, Member or officer of an insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement **(A)**, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or **(b)** 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any insured terminates liability for any loss sustained by such insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations Page.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition	Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
TSB5062c 05-11		Financial Institution Bond No. 14	
SR5834d 05-11		S.E.C. - Sole Insured Cancelation Clause Rider	
SR5862 08-68		California Premium Rider	
SR6139c 12-11		Financial Industry Regulatory Authority	
SR6196 12-93		Computer Systems Fraud Insuring Agreement	
SR6315 12-11		FINRA Rider	
SR6318 07-13		Amend Exclusions	
SRF9808 08-95		Rider - Voice Initiated Transfer Fraud	1
SRF9808 08-95		Rider - Non-Cumulative Rider	2
SRF9808 08-95		Rider - Unauthorized Signatures	3
MEFS1031 03-12		Joint Insured List	4
FI7320 08-15		Telefacsimile Transfer Fraud	5
FI7329 08-15		Stop Payment Order	6
FI7339 06-14		Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion	7
FI7606 08-15		Audit Expense Rider	8
FI7340 08-15		Economic And Trade Sanctions Clause	
FI7341 08-15		In-Witness Clause	
* If not at inception			



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. FS 3792905 10 00

In favor of Special Value Continuation Partners, LP

It is agreed that:

1. The attached bond shall not be canceled as provided in parts **(a)** and **(b)** of the Termination or Cancelation Condition, or modified by rider, except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

2. This Rider shall become effective when the Bond becomes effective.

S.E.C. - Sole Insured Cancelation Clause Rider

For use with Financial Institution Bond, Standard Form No. 14, when
issued to a Registered Management Investment Company covered as
a Sole Insured, to comply with the rules of the Securities and Exchange Commission.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

CALIFORNIA PREMIUM RIDER

To be attached to and form part of Bond No. FS 3792905 10 00

In favor of Special Value Continuation Partners, LP

It is agreed that:

1. In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period

    from   08/31/2015

    to   08/31/2016

    is   Twenty Three Thousand Nine Hundred Eighty Dollars
             $23,980.

2. This Rider shall become effective as of 12:01 a.m. on 08/31/2015 standard time.

CALIFORNIA PREMIUM RIDER

FOR USE WITH ALL FORMS OF STANDARD BONDS, TO COMPLY WITH RULINGS OF THE INSURANCE COMMISSIONER AND THE ATTORNEY-GENERAL.

Revised to August, 1968.
SR 5862 (Ed. 08/68)   (Page 1 of 1)



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. FS 3792905 10 00

In favor of Special Value Continuation Partners, LP

It is agreed that:

1. The attached bond is amended by inserting as an additional part in section 1(f), definition of Employee, the following:

    A person who is a registered representative or a registered principal associated with an insured except a:

    (i) sole proprietor

    (ii) sole stockholder

    (iii) director or a trustee of an insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

    (iv) partner.

2. The Underwriter will mark its records to indicate that the Financial Industry Regulatory Authority ("FINRA") is to be notified promptly concerning the cancelation or substantial modification of the attached bond, including termination of the bond upon exhaustion of the Aggregate Limit of Liability, whether at the request of the Insured or the Underwriter. The Underwriter will use its best efforts to so notify FINRA but failure to so notify FINRA shall not impair or delay the effectiveness of any such cancelation or modification.

3. The attached bond is amended by deleting the third paragraph of General Agreement F in its entirety and replacing it with the following:

    If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured and any settlement in which the Underwriter participates shall be a loss covered by this bond. Attorneys' fees, costs and expenses incurred and paid by the Underwriter in the defense of the litigation shall reduce, and shall be a part of, only any portion of the Single Loss Limit of Liability that exceeds the minimum coverage required by Rule 4360 of the Financial Industry Regulatory Authority as applied to the Insured.

4. This Rider shall become effective as of 12:01 a.m. on 08/31/2015 standard time.

Financial Industry Regulatory Authority Rider

For use with Financial Institution Bond, Standard Form No. 14,
to comply with certain requirements of the Financial Industry Regulatory Authority.

Revised to December, 2011



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. FS 3792905 10 00 in favor of Special Value Continuation Partners, LP

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by the General Agreement B of this bond;

provided that the entry or change causes

(i) Property to be transferred, paid or delivered,

(ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

(1) computers with related peripheral components, including storage components wherever located,

(2) systems and applications software,

(3) terminal devices, and

Adopted December, 1993
SR 6196 (Ed. 12/93)   (Page 1 of 2)

(4) related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

    (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

    (2) failure or breakdown or electronic data processing media, or

    (3) error or omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who has authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

SINGLE LOSS LIMIT OF LIABILITY

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3. The exclusion below, as found in the attached bond, does not apply to the Computer System Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A)";

4. This rider shall become effective as of 12:01 a.m. on 08/31/2015.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

Adopted December, 1993
SR 6196 (Ed. 12/93)   (Page 2 of 2)



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. FS 3792905 10 00

In favor of Special Value Continuation Partners, LP

It is agreed that:

1. Item 3 of the Declarations and all references in this Bond to an Aggregate Limit of Liability are deleted.

2. The attached bond is amended by deleting the third paragraph of General Agreement **F** in its entirety and replacing it with the following:

    If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured and any settlement in which the Underwriter participates shall be a loss covered by this bond. Attorney's fees, costs and expenses incurred and paid by the Underwriter in the defense of the litigation shall reduce, and shall be a part of, only any portion of the Single Loss Limit of Liability that exceeds the minimum coverage required by Rule 4360 of the Financial Industry Regulatory Authority is applied to the Insured.

3. This Rider shall become effective as of 12:01 a.m. on 08/31/2015 standard time.

FINRA RIDER

For Use With Financial Institution Bond, Standard Form No. 14,
To Comply With Finra Rule 4360



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

AMEND EXCLUSIONS

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. FS 3792905 10 00 in favor of Special Value Continuation Partners, LP

It is agreed that:

1. The attached bond is amended by deleting subsection (bb) of Section 2, Exclusions and by replacing it with the
    following:

    "loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information
    including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally
    identifiable financial or medical information and intellectual property, whether such confidential information is owned
    by the insured or held by the insured in any capacity including concurrently with another person."

2. The following Section is added to the Conditions and Limitations of this bond:

    "As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited
    to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card
    Industry Data Security Standards (if applicable) and expenses related to notifying affected individuals when the
    affected individuals' personally identifiable financial or medical information was stolen, accessed, downloaded or
    misappropriated while in the insured's care, custody or control."

3. This rider shall become effective as of 12:01 a.m. on 08/31/2015 standard time.

Amend Exclusions

For use with Financial Institution Bond Standard Form No. 14



GREATAMERICAN
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 1

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. FS 3792905 10 00

In favor of Special Value Continuation Partners, LP

Voice Initiated Transfer Fraud

It is agreed that:

1.   The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred funds from a Customer's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

  (1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct
        the Insured to make such transfer,

  (2) an individual person who is a Customer of the Insured, or

  (3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct
        other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured
        specifically designated to receive and act upon such instructions,

but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

   (i)   such voice instruction was electronically recorded by the Insured and required password(s) or code word(s)
given; and

   (ii) if the transfer was in excess of **$50,000** the voice instruction was verified by a call-back according to a
        prearranged procedure.

  In this Insuring Agreement:

  (A) Customer means an entity or individual which has a written agreement with the Insured
      authorizing the Insured to rely on voice instructions to make transfers and which has provided
      the Insured with the Names of persons authorized to initiate such transfers and with which the
      Insured has established an instruction verification mechanism.

  (B) Funds means Money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Voice Initiated Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

4. This rider is effective as of 12:01 a.m. on 08/31/2015 standard time.



GREATAMERICAN
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 2

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. FS 3792905 10 00

In favor of Special Value Continuation Partners, LP

Non-Cumulative Rider

PROVISIONS

1. In addition to the Bond, the Underwriter has agreed to issue to the entity named in ITEM 1
   of the Declarations the following policy(s):

Insured	Policy No.
Tennenbaum Capital Partners, LLC	FS 379-29-06

It is understood and agreed that the Scheduled Policy(s), and any renewal thereof, shall not be cumulative in amount with the attached Bond.

2. It is agreed that the Underwriter's maximum limit of liability for any single loss covered under
   both this Bond and under the Scheduled Policy(s), and any renewal thereof, shall not exceed,
   in the aggregate, a total amount of $5,500,000. In the event of collusion involving two
   employees covered under both policies the highest deductible will apply.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned Policy, except as expressly stated herein. This rider is part of such Bond and incorporated therein.

This Rider is effective as of 12:01 a.m. on 08/31/2015 standard time.

SRF 9808 (Ed. 08/95)   (Page 1 of 1)



GREATAMERICAN
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 3

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. FS 3792905 10 00

In favor of Special Value Continuation Partners, LP

Unauthorized Signatures

It is agreed that:

1. The attached bond is amended by adding as an additional paragraph to Insuring Clause (D), Forgery or Alteration, the following:

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than the person whose name and signature is on file with the Insured as a signatory on such account, shall be deemed to be a Forgery under this Insuring Clause. It shall be a condition precedent to the Insured's right of recovery under this Coverage that the Insured shall have on the file signatures of all persons who are signatories on such account.

2. The limit of the underwriter's liability for such coverage (Unauthorized Signatures Coverage) shall be stated herein, subject to all the terms of this rider having reference thereto:

Limit of Liability: $50,000

Deductible: $10,000

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned Policy, except as expressly stated herein. This rider is part of such Bond and incorporated therein.

This Rider is effective as of 12:01 a.m. on 08/31/2015 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 4

JOINT INSURED LIST

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond No. FS 3792905 10 00

In favor of Special Value Continuation Partners, LP

It is agreed that:

1.   At the request of the Insured, the Underwriter adds to the list of Insured under the attached Bond the following:

     TCP Capital Corp.
     Tennenbaum Opportunities Partners V, LP
     Tennenbaum Opportunities Fund V, LLC

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3.   This Rider shall become effective as of 12:01 a.m. on 08/31/2015 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 5

TELEFACSIMILE TRANSFER FRAUD

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.   FS 3792905 10 00

In favor of   Special Value Continuation
              Partners, LP

It is agreed that:

1. The attached bond is hereby amended by adding to it an additional **Insuring Agreement** as follows:

Telefacsimile Transfer Fraud

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1) purports and reasonably appears to have originated from

    (a) a Customer of the Insured,

    (b) another financial institution, or

    (c) another office of the Insured

    but, in fact, was not originated by the Customer or entity whose identification it bears and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

(3) contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of $ 50,000 the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.

2. In addition to the **Conditions and Limitations** in the bond and Computer Systems Fraud Insuring Agreement Rider, the following Provisions are applicable to the Telefacsimle Transfer Fraud Insuring Agreement:

    (1) **Telefacsimile Device** means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

    (2) This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

    (3) Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3. The exclusion below, as found in the **Conditions and Limitations** of the attached bond, does not apply to the Telefacsimile Transfer Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under **Insuring Agreement (A)**";

4. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

5. This Rider shall become effective as of 12:01 a.m. on 08/31/2015 standard time.



GREATAMERICAN,
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 6

STOP PAYMENT ORDER

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.   FS 3792905 10 00

In favor of   Special Value Continuation
               Partners, LP

It is agreed that:

1. In consideration of an additional premium included herein, this bond is extended to indemnify the Insured against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

    a. For having either complied with or failed to comply with any written notice of any depositor of the Insured or any Authorized Representative of such depositor to stop payment of any check or draft made or drawn by such deposit or any Authorized Representative of such depositor, or

    b. For having refused to pay any check or draft made or drawn by any depositor of the Insured or any Authorized Representative of such depositor.

    Provided always that:

    i. The Underwriter's liability under this Rider shall be limited to $ 50,000 for any one loss and in all during each Bond Period, subject to a Deductible of $ 10,000.

    ii. The term Bond Period as used in this Rider shall mean each period of twelve calendar months commencing the effective date of the attached bond.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 08/31/2015 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FI 73 39 (Ed. 06 14)

RIDER NO. 7

VIRTUAL OR ON-LINE PEER TO PEER MEDIUMS OF EXCHANGE EXCLUSION

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No. FS 3792905 10 00

In favor of Special Value Continuation Partners, LP

This Rider amends the section entitled "**Exclusions**":

This bond does not cover:

1. Loss of virtual or on-line peer to peer mediums of exchange.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 08/31/2015 standard time.



GREATAMERICAN
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 8

AUDIT EXPENSE RIDER

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.   FS 3792905 10 00

In favor of   Special Value Continuation
Partners, LP

It is agreed that:

1.   **Insuring Agreement (A) Fidelity** is amended by adding an additional paragraph as follows:

Audit Expense Coverage $ 50,000. (for coverage to apply, an amount must be inserted)

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph of **Insuring Agreement (A) Fidelity** shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the Declarations.

2.   **Conditions and Limitations - Section 2. Exclusions**, is amended as follows:

Exclusion **(d)** is deleted in its entirety and replaced with the following:

(d)   loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of any Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

Exclusion **(u)** is deleted in its entirety and replaced with the following:

(u)   all fees, costs and expenses incurred by the Insured:

(1)   in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of **Insuring Agreement (A) Fidelity** entitled Audit Expense, or

(2)   as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

3.   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

4. This Rider shall become effective as of 12:01 a.m. on 08/31/2015 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FI 73 40 (Ed. 08/15)

ECONOMIC AND TRADE SANCTIONS CLAUSE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT

SECRETARY



GREATAMERICAN
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FI 70 12 (Ed. 05 12)

Bond No.   FS 3792905 10 00
Effective Date of Change   08/31/2015

BOND CHANGES

NAMED INSURED AND ADDRESS:	Special Value Continuation Partners, LP 2951 28th Street, Suite 1000 Santa Monica, CA 90405

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.	AGENT'S NAME AND ADDRESS: Woodruff-Sawyer & Co 2 Park Plz Ste 500 Irvine, CA 92614

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

BOND PERIOD: From 08/31/2015   To   08/31/2016
             12:01 A.M. Standard Time at the address of the Named Insured

The Named Insured is amended to Special Value Continuation Partners LP.

FORMS AND RIDERS hereby added:

FI7012 05-12

FORMS AND RIDERS hereby amended:

FI7320 08-15	FI7329 08-15	FI7339 06-14	FI7606 08-15
MEFS1031 03-12	SR5834d 05-11	SR5862 08-68	SR6139c 12-11
SR6196 12-93	SR6315 12-11	SR6318 07-13	SRF9808 08-95
SRF9808 08-95	SRF9808 08-95	TSB5062c 05-11	

FORMS AND RIDERS hereby deleted:

<u>Joint Fidelity Bond</u>

RESOLVED, that the Board of Directors of the Fund has determined that the participation by the Fund and the other registered funds managed by the Advisor in the joint fidelity bond (the "Joint Bond") which provides for equitable sharing of recoveries, including payment of any premiums, in the form presented to the Board of Directors at this meeting, is in the best interests of the Fund; and further

RESOLVED, that the Joint Bond be, and it hereby is, adopted, ratified and approved substantially in the form presented to the Board of Directors at this meeting, and all actions previously taken by any officers of the Fund in connection with such Joint Bond or any such amendments, supplements, extensions, or renewals related thereto be, and they hereby are, ratified and approved in all respects.

RESOLVED, that the agreement between the Fund and the other registered funds managed by the Advisor providing for the equitable and proportionate share of any recovery under the joint fidelity bond (the "Joint Insured Bond Agreement"), be, and it hereby is, adopted and approved substantially in the form presented to the Board of Directors at this meeting, together with such changes and modifications as the officers of the Fund deem advisable; and further

RESOLVED, that the Board of Directors, including a majority of the Directors who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund or the Advisor, shall review the Joint Bond and the Joint Insured Bond Agreement at least annually in order to ascertain whether or not such policy and agreement continues to be in the best interests of the Fund, and whether or not the premiums to be paid by the Fund under the Joint Bond are fair and reasonable; and further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Fund is hereby designated as the officer of the Fund who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g); and further

RESOLVED, that the officers of the Fund be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1; and further

RESOLVED, that the Fund be, and hereby is, authorized to pay the portion of the premium of the Joint Bond as noted in the premium allocation schedule presented to the Board of Directors at this meeting.

Fidelity Bond Premium Allocation 2015

Entity	Premium Allocation
Special Value Continuation Partners, LP	$ 9,557
TCP Capital Corp.	$ 4,772
Tennenbaum Opportunities Partners V, LP	$ 6,437
Tennenbaum Opportunities Fund V, LLC	$ 3,214
Total	$ 23,980

The amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint bond is as follows:

TCP Capital Corp.	$1,250,000
Special Value Continuation Partners, LP	$1,250,000
Tennenbaum Opportunities Fund V, LLC	$1,000,000
Tennenbaum Opportunities Partners V, LP	$1,000,000

The period for which premiums have been paid with respect to this bond is August 31, 2015 to August 31, 2016.

JOINT INSURED BOND AGREEMENT

This JOINT INSURED BOND AGREEMENT (the "Agreement"), effective as of September 29, 2006 (the "Effective Date"), is between

i. Special Value Opportunities Fund, LLC ("SVOF"), a Delaware limited liability company, with its principal office at 2951 28th Street, Suite 1000, Santa Monica, CA 90405,

ii. Special Value Expansion Fund, LLC ("SVEF"), a Delaware limited liability company, with its principal office at 2951 28th Street, Suite 1000, Santa Monica, CA 90405,

iii. Special Value Continuation Fund, LLC ("SVCF"), a Delaware limited liability company, with its principal office at 2951 28th Street, Suite 1000, Santa Monica, CA 90405,

iv. Special Value Continuation Partners, LP ("SVCP"), a Delaware limited partnership, with its principal office at 2951 28th Street, Suite 1000, Santa Monica, CA 90405, and

v. Tennenbaum Opportunities Fund V, LLC ("TOF V"), a Delaware limited liability company, with its principal office at 2951 28th Street, Suite 1000, Santa Monica, CA 90405, and

vi. Tennenbaum Opportunities Partners V, LP ("TOP V" and together with SVOF, SVEF, SVCF, SVCP, and TOF V the "Funds" and each a "Fund"), a Delaware limited partnership, with its principal office at 2951 28th Street, Suite 1000, Santa Monica, CA 90405.

WHEREAS, the Funds have initiated joint coverage under an investment company fidelity bond issued by Great American Insurance Company (as the same may be amended, supplemented, extended or renewed from time to time, the "Bond"); and

WHEREAS, the Funds desire to enter into this Agreement to determine the share received by each party under a recovery received under the Bond as a result of a loss sustained by the Funds;

NOW THEREFORE, the parties agree as follows:

In the event recovery is received under the Bond as a result of a loss sustained by the Funds, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the Investment Company Act of 1940.

SPECIAL VALUE OPPORTUNITIES FUND, LLC

By: _____
      David A. Hollander
      Authorized Person

SPECIAL VALUE EXPANSION FUND, LLC

By: _____
      David A. Hollander
      Authorized Person

SPECIAL VALUE CONTINUATION FUND, LLC

By: _____
      David A. Hollander
      Authorized Person

SPECIAL VALUE CONTINUATION PARTNERS, LP

By: _____
      David A. Hollander
      Authorized Person

TENNENBAUM OPPORTUNITIES FUND V, LLC

By: _____
      David A. Hollander
      Authorized Person

TENNENBAUM OPPORTUNITIES PARTNERS V, LP

By: _____
      David A. Hollander
      Authorized Person